SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        Wits Basin Precious Minerals Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   977427 10 3
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                                 (CUSIP Number)

                                Thomas E. Brazil
                         Boston Financial Partners, Inc.
                           89 Turnpike Road, Suite 210
                          Ipswich, Massachusetts 01938
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 2003
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 977427 10 3              Schedule 13D                Page 1 of 4 Pages
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--------------------------------------------------------------------------------
1.    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Boston Financial Partners, Inc.
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2.    Check the Appropriate Box if a Member of a Group*
                                                                     (a)  |X|
                                                                     (b)  |_|

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3.    SEC Use Only

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4.    Source of Funds (See Instructions)

      WC
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5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(D) or 2(E)                                      |_|

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6.    Citizenship or Place of Organization

      Massachusetts
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                         7.    Sole Voting Power

                               8,345,411
    Number Of            -------------------------------------------------------
      Shares             8.    Shared Voting Power
   Beneficially
     Owned By                  8,345,411
       Each              -------------------------------------------------------
    Reporting            9.    Sole Dispositive Power
      Person
                               8,345,411
                         -------------------------------------------------------
                         10.   Shared Dispositive Power

                               8,345,411
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,436,911
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12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      25.2 %
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14    Type of Reporting Person (See Instructions)

      CO
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

CUSIP No. 977427 10 3           Schedule 13D                   Page 2 of 4 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Thomas E. Brazil
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
                                                                     (a)  |X|
                                                                     (b)  |_|

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      PF
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5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(D) or 2(E)                                      |X|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States
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                         7.    Sole Voting Power

                               8,345,411
    Number Of            -------------------------------------------------------
      Shares             8.    Shared Voting Power
   Beneficially
     Owned By                  8,345,411
       Each              -------------------------------------------------------
    Reporting            9.    Sole Dispositive Power
      Person
                               8,345,411
                         -------------------------------------------------------
                         10.   Shared Dispositive Power

                               8,345,411
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,436,911
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      25.2 %
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
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

CUSIP No. 977427 10 3              Schedule 13D                Page 3 of 4 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Gail Brazil
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
                                                                     (a)  |X|
                                                                     (b)  |_|

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(D) or 2(E)                                      |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                         7.    Sole Voting Power

                               8,436,911
    Number Of            -------------------------------------------------------
      Shares             8.    Shared Voting Power
   Beneficially
     Owned By                  8,436,911
       Each              -------------------------------------------------------
    Reporting            9.    Sole Dispositive Power
      Person
                               8,436,911
                         -------------------------------------------------------
                         10.   Shared Dispositive Power

                               8,436,911
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,436,911
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      25.2 %
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No.  977427 10 3             Schedule 13D                Page 4 of 4 Pages
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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock"), of Wits Basin Precious Minerals Inc., a Minnesota corporation (the "Company"). The address of the principal executive office of the Company is 800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota 55402.

Item 2. Identity and Background.

(a) This statement is being filed by the Reporting Parties: Boston Financial Partners, Inc., Thomas E. Brazil and Gail Brazil.

(b) The business address of Boston Financial Partners, Inc. is 89 Turnpike Road, Suite 210, Ipswich, Massachusetts 01938. The residential address of each of Thomas E. Brazil and Gail Brazil is 17 Bavns Hill Road, Boxford, Massachusetts 01921.

(c) Thomas E. Brazil's principal occupation is serving as the sole officer and director of Boston Financial Partners, Inc. Gail Brazil's principal occupation is homemaker. Gail Brazil is the sole stockholder of Boston Financial Partners, Inc.

(d) None of the Reporting Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) Thomas E. Brazil is subject to a proceeding brought by the Commodity Futures Trading Commission (CFTC). Pursuant to such proceeding, Thomas E. Brazil became a party to and is subject to an Offer of Settlement with the CFTC. Pursuant to the Offer of Settlement of Respondents Boston Trading Advisors, LLC, Thomas E. Brazil and Andrew W. Preston, dated August 25, 2003, Thomas E. Brazil and the other parties thereto, have agreed, among other things, (i) not to engage in any activity which requires registration with the CFTC as a CPO, including receiving customer funds for the purpose of pooling the funds to trade in commodity futures contracts for the benefit of the pool participants and (ii) not to engage in any activity which requires registration with the CFTC as an associated person of a CPO, in either case, until certain conditions have been met.

(f) Thomas E. Brazil and Gail Brazil are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On October 14, 2003, Boston Financial Partners, Inc. purchased 1,550,000 shares of Common Stock and warrants to purchase 775,000 shares of Common Stock for a total purchase price of $387,500.00. The warrants to purchase 775,000 shares of Common Stock have an exercise price of $0.75 per share and are exercisable on or prior to October 14, 2004. Boston Financial Partners, Inc. used its working capital to purchase these securities.

On October 24, 2003, Boston Financial Partners, Inc. acquired warrants to purchase 96,000 shares of Common Stock. The warrants to purchase 96,000 shares of Common Stock have an exercise price of $0.50 per share and are exercisable on or prior to October 24, 2007. Boston

Financial Partners, Inc. acquired the warrants to purchase 96,000 shares of Common Stock in consideration for consulting services provided to the Company.

On November 5, 2003, Boston Financial Partners, Inc. acquired warrants to purchase 1,000,000 shares of Common Stock. The warrants to purchase 1,000,000 shares of Common Stock have an exercise price of $0.62 per share and are exercisable on or prior to November 4, 2005. Boston Financial Partners, Inc. acquired the warrants to purchase 1,000,000 shares of Common Stock in consideration for consulting services provided to the Company.

Prior to the transaction on October 14, 2003, the Reporting Parties beneficially owned 4,111,911 shares of Common Stock. These shares include warrants to purchase an aggregate of 904,000 shares of Common Stock. Gail Brazil also directly owns 91,500 shares of Common Stock which she purchased with personal funds.

Item 4. Purpose of Transaction.

The acquisition by Boston Financial Partners, Inc. of the shares of Common Stock beneficially owned by the Reporting Parties was effected because of the Reporting Parties' belief that the Common Stock represents an attractive investment. Boston Financial Partners, Inc. also accepted securities of the Company as payment for consulting services because of the Reporting Parties' belief that the Common Stock represents an attractive investment. The Reporting Parties may, from time to time, acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, or warrants to purchase Common Stock, or further investments in the Company.

The Reporting Parties intend to review their investment in the Company on a continuing basis, and depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Parties, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

Except as set forth above in this Schedule 13D, none of the Reporting Parties has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.

(a) Boston Financial Partners, Inc. beneficially owns 8,436,911 shares of Common Stock. These shares represent approximately 25.2% of the Common Stock outstanding. These shares include (i) 4,570,411 shares held directly by Boston Financial Partners, Inc.; (ii) 3,775,000 shares of Common Stock issuable upon exercise of warrants held by Boston Financial Partners, Inc.; and (iii) 91,500 shares held directly by Gail Brazil. Because of its relationship with Thomas E. Brazil and Gail Brazil, Boston Financial Partners, Inc. may be deemed to beneficially own all of the shares of Common Stock that Thomas E. Brazil and Gail Brazil beneficially own.

Thomas E. Brazil beneficially owns 8,436,911 shares of Common Stock. These shares represent approximately 25.2% of the Common Stock outstanding. These shares include (i) 4,570,411 shares held directly by Boston Financial Partners, Inc.; (ii) 3,775,000 shares of Common Stock issuable upon exercise of warrants held by Boston Financial Partners, Inc.; and (iii) 91,500 shares held directly by Gail Brazil. Because of his relationship with Boston Financial Partners, Inc. and Gail Brazil, Thomas E. Brazil may be deemed to beneficially own all of the shares of Common Stock that Boston Financial Partners, Inc. and Gail Brazil beneficially own.

Gail Brazil beneficially owns 8,436,911 shares of Common Stock. These shares represent approximately 25.2% of the Common Stock outstanding. These shares include (i) 4,570,411 shares held directly by Boston Financial Partners, Inc.;
(ii) 3,775,000 shares of Common Stock issuable upon exercise of warrants held by Boston Financial Partners, Inc.; and (iii) 91,500 shares held directly by Gail Brazil. Because of his relationship with Boston Financial Partners, Inc. and Thomas E. Brazil, Gail Brazil may be deemed to beneficially own all of the shares of Common Stock that Boston Financial Partners, Inc. and Thomas E. Brazil beneficially own.

(b) Number of shares as to which each of the Reporting Parties has:

      Sole power to vote or direct the vote of shares of Common Stock:

      Boston Financial Partners, Inc.                 8,345,411
      Thomas E. Brazil                                8,345,411
      Gail Brazil                                     8,436,911

      Shared power to vote or direct the vote of shares of Common Stock:

      Boston Financial Partners, Inc.                 8,345,411
      Thomas E. Brazil                                8,345,411
      Gail Brazil                                     8,436,911

      Sole power to dispose of or direct the disposal of shares of Common Stock:

      Boston Financial Partners, Inc.                 8,345,411
      Thomas E. Brazil                                8,345,411
      Gail Brazil                                     8,436,911

      Shared power to dispose of or direct the disposal of shares of Common
      Stock:

      Boston Financial Partners, Inc.                 8,345,411
      Thomas E. Brazil                                8,345,411
      Gail Brazil                                     8,436,911

(c) Excepted as described below, none of the Reporting Parties has effected any transactions in the Common Stock during the past 60 days:

      (i) Boston Financial Partners, Inc. purchased 1,550,000 shares of Common Stock and warrants to purchase 775,000 shares of Common Stock in a private placement that closed on October 24, 2003. The description of this transaction is included in the first paragraph of Item 3 to this Schedule 13D and is incorporated herein by reference.

      (ii) Boston Financial Partners, Inc. acquired warrants to purchase 96,000 shares of Common Stock on October 24, 2003. The description of this transaction is included in the second paragraph of Item 3 to this Schedule 13D and is incorporated herein by reference.

      (ii) Boston Financial Partners, Inc. acquired warrants to purchase 1,000,000 shares of Common Stock on November 5, 2003. The description of this transaction is included in the third paragraph of Item 3 to this Schedule 13D and is incorporated herein by reference.

(d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Parties.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Parties are parties to the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company:

(a) In connection with its purchase of 1,550,000 shares of Common Stock and warrants to purchase 775,000 shares of Common Stock, Boston Financial Partners, Inc. entered into the Wits Basin Precious Minerals Inc. Subscription Agreement and Investment Representation, dated as of October 14, 2003 with the Company (Subscription Agreement) as described in the first paragraph of Item 3 of this
Schedule 13D, which description is incorporated herein by reference. The summary of the Subscription Agreement in this Schedule 13D is qualified in its entirety by reference to the form of the Subscription Agreement, which is attached as
Exhibit 1 hereto and by the Form of the Supplement to Wits Basin Precious Minerals Inc. Subscription Agreement and Investment Representation, which is attached hereto as Exhibit 2.

(b) The summary of the warrant to purchase 775,000 shares of Common Stock in this Schedule 13D is qualified in its entirety by reference to the warrant to purchase 775,000 shares of Common Stock, which is attached as Exhibit 3 hereto.

(c) The summary of the warrant to purchase 96,000 shares of Common Stock in this
Schedule 13D as described in the second paragraph of Item 3 of this Schedule 13D which description is incorporated by reference is qualified in its entirety by reference to the warrant to purchase 96,000 shares of Common Stock, which is attached as Exhibit 4 hereto.

(d) The summary of the warrant to purchase 1,000,000 shares of Common Stock in this Schedule 13D as described in the third paragraph of Item 3 of this Schedule 13D which description is incorporated by reference is qualified in its entirety by reference to the warrant to purchase 1,000,000 shares of Common Stock, which is attached as Exhibit 5 hereto.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Parties with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Form of Wits Basin Precious Minerals Inc. Subscription Agreement and Investment Representation.

Exhibit 2. Form of Supplement to Wits Basin Precious Minerals Inc. Subscription Agreement and Investment Representation.

Exhibit 3. Warrant to purchase 775,000 shares of Common Stock issued to Boston Financial Partners, Inc. on October 14, 2003.

Exhibit 4. Warrant to purchase 96,000 shares of Common Stock issued to Boston Financial Partners, Inc. on October 24, 2003.

Exhibit 5. Warrant to purchase 1,000,000 shares of Common Stock issued to Boston Financial Partners, Inc. on November 5, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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                                     (Date)


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                                   (Signature)


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                                  (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).